UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Arkadios Capital**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 East Paces Ferry Road Suite 1000
(No. and Street)

Atlanta   **Georgia**   **30305**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Schwartz   404-445-0035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren and Company
(Name – *if individual, state last, first, middle name*)

505 North Mur-Len Road   **Olathe**   **Kansas**   **66062**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Millican, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arkadios Capital, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA ZARRABI
NOTARY PUBLIC
COBB COUNTY GEORGIA
MY COMMISSION EXPIRES MARCH 13, 2022

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARKADIOS CAPITAL LLC
Statement of Financial Condition
For the Year Ended
December 31, 2020
With
Report of Independent Registered Public Accounting Firm

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Arkadios Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arkadios Capital LLC as of December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Arkadios Capital LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arkadios Capital LLC's management. Our responsibility is to express an opinion on Arkadios Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arkadios Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Arkadios Capital LLC's auditor since 2017.

Olathe, Kansas
March 30, 2021

ARKADIOS CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	910,934
Deposit with clearing organization		100,000
Receivables:		
Clearing organizations		1,384,548
Other Receivables		372,443
Financial instruments owned, at fair value:		116,859
Fixed Assets, net of depreciation		133,276
Prepaid expenses and other assets		1,018,147
Total Assets	$	4,036,207

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses		91,793
Commissions payable		500,554
Due to Bond Group		800,000
PPP forgivable loan		273,500
Contingent liability		100,000
Total Liabilities	$	1,765,847

STOCKHOLDERS' EQUITY

Member's Equity		2,270,360
Total Liabilities and Equity	$	4,036,207

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Arkadios Capital LLC (the "Company"), a Georgia Limited Liability Company organized in November 2018, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") approved on October 17, 2016.

The Company was previously known as MSY Securities, LLC, a Georgia limited liability company. The Company adopted the new name of Arkadios Capital LLC effective November 21, 2016.

The Company is wholly-owned by Arkadios Holdings, Inc. (the "Parent").

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (the "clearing broker") on a fully disclosed basis. The Company's customer are located throughout the United States.

A summary of the Company's significant accounting policies are as follows:

<u>Accounting policies:</u> The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

<u>Property and Equipment:</u> Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for 2020 was $73,598.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Income Taxes (Continued)</u>: The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

<u>Estimates</u>: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition</u>: The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted monthly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

The Company elected the modified retrospective approach of adoption.

<u>Mutual Funds</u>: Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value, the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Principal Trading Revenue:</u> Principal transactions include revenues from customers' purchases and sales of financial instruments, including fixed income and municipal securities, in which we transact on a principal basis. To facilitate such transactions, we carry inventories of financial instruments. The gains and losses on such inventories, both realized and unrealized, are reported as principal trading revenues.

<u>Securities Transactions:</u> Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

<u>Date of Management's Review:</u> Subsequent events were evaluated through March 30, 2021, the date which the financial statements were available to be issued.

<u>Accounting Standards:</u> The Company is evaluating new accounting standards and will implement as required.

NOTE B — LEASES

The Company leases its office facilities under a related party expense sharing agreement Rent expense for the year ended December 31, 2020 was approximately $378,570. The Company had no lease commitments extending beyond one year.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,385,794, which was $1,285,794 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.10 to 1.0.

NOTE D – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

ARKADIOS CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE E – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

	Fair Value Measurements 2020	Level 1 Valuation	Level 2 Valuation	Leve 3 Valuation
Securities owned, municipal bonds	$ 116,859	$ - 0 -	$116,859	$ - 0 -
Total	$ 116,859	$ - 0 -	$116,859	$ - 0 -

NOTE E – FAIR VALUE (CONTINUED)

The fair value of these Level 2 securities is based on a market approach with prices obtained from third party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes.

There were no transfers between Level 1 and Level 2 during the year.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment

of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker.

ARKADIOS CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT (CONTINUED)

The Company's clearing agreement requires that a minimum balance of $100,000 be maintained on deposit with the clearing broker and that minimum net capital of $250,000 be maintained. The Company was in compliance with respect to this agreement as of December 31, 2020.

NOTE G – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent. Under the agreement the Company pays the Parent monthly fees for use of office facilities. The amount expensed in the financial statements for 2020 is approximately $366,000. In 2020 there was $193,620 in other assets due from a related party.

The Company receives reimbursed expenses from a related party. The amount recorded as income in the financial statements for 2020 is approximately $80,900.

NOTE H – PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2020

Website, at cost	$ 15,754
Computer equipment, at cost	88,024
Furniture equipment, at cost	165,520
Accumulated depreciation	(136,022)
Property and equipment, net	$133,276

The Company uses the straight-line depreciation method over the useful life of the asset. Depreciation expense for the year ended December 31, 2020 amounted to $73,598.

NOTE I – CONTINGENCIES AND CLAIMS

The Company carries a contingent liability in the amount of $100,000 for the deductible on its E&O policy.

NOTE J – NOTE PAYABLE

The Company entered into a Promissory Note in 2019. The note gives the Company the option to borrow up to one million five-hundred thousand dollars. The outstanding principal amount shall bear interest at the rate of 5% per year. As of December 31, 2020, the Company had a balance borrowed of eight-hundred thousand dollars on the note.

NOTE K – NEW ACCOUNTING PRONOUNCEMENT

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2020, with early adoption permitted. Management is currently evaluating this standard.

NOTE L – ACCOUNTS RECEIVABLE

Accounts receivable consist of commission receivable from clearing broker and other trade receivables. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. The Company believes all receivables are collectible and no allowance is needed.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Arkadios Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2020, in which (1) Arkadios Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arkadios Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Arkadios Capital LLC stated that Arkadios Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Arkadios Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arkadios Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co

Olathe, Kansas
March 30, 2021



ARKADIOS
— CAPITAL —

309 E. Paces Ferry Rd. | Suite 1000 | Atlanta GA 30305 Office | 404.445.0035

March 30, 2021

David Lundgren & Co.505
N. Mur-Len Road Olathe,
KS 66062
(913) 782-9530

Attention: David Lundgren

Arkadios Capital LLC (the " Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, " Reports to be made by certain brokers and deale rs"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k)(2)(ii) from January 1, 2020 through December 31, 2020 without exception.

I, David Millican affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

Title: CEO

Date: March 30,2021